July 10, 2008

Via Edgar

Attention: Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sound Shore Fund, Inc. - SEC File No. No. 002-96141/811-04244

Dear Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Sound Shore Fund, Inc. (the “Fund”), please find: (i) the Fund’s Registered Management Investment Company Bond numbered 81392003 (the “Bond”); and (ii) a copy of the resolutions unanimously adopted by the members of the Board of Directors of the Fund (including those who are not “interested persons” of the Fund as defined in the 1940 Act), which authorizes the purchase of the Bond in a form and in an amount which is consistent with Rule 17g-1(d) under the 1940 Act.

The Bond premium of $5,100 has been paid for the period April 30, 2008 to April 30, 2009 and the Bond is written for a $1,900,000 limit of liability. This submission is made pursuant to Rule 17g-1 under the 1940 Act, 17 C.F.R. Section 270.17g-1.

Sincerely,

/s/ William Cady
William Cady
Citi Fund Services

Enclosures